Mail Stop 4561

January 13, 2009

Orlando Junhiti Narita
President
Global Club, Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: Global Club, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 24, 2008**
>   **File No. 333-153385**

Dear Mr. Narita:

We have reviewed your amended Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these
comments.

General

1.   We note that you have not yet provided the acknowledgments that we requested,
which appear at the end of our letter dated October 1, 2008. No later than
concurrently with any request for acceleration of the effective date, provide the
representations as requested. Note that the representations should be made by the
company.

2.   Please include updated financial statements and related consents pursuant to Rule
8-08 of Regulation S-X, and as applicable update the remainder of the filing
accordingly. We note that you filed a Form 10-Q on January 5, 2009. It is
unclear why you filed this Form 10-Q, as you have not registered a class of
securities under the Securities Exchange Act of 1934, nor has the registration
statement under the Securities Act of 1933 been declared effective. See Rule 15d-
13 which provides that the first quarterly report (relating to a quarter not included
in the registration statement when declared effective) shall be filed either within
45 days after the effective date of the registration statement or on or before the
date which such report would have been required to be filed had the issuer been
required to file as of the end of the last fiscal year, whichever is later.

Prospectus Summary

3.   We note your expanded disclosure in response to comment 3 of our letter dated
        October 1, 2008 regarding your expectations for the company. Please provide
        appropriate context by disclosing your current operations and financial condition.
        Consider disclosing in the summary as you do elsewhere in the filing that you
        have not yet secured any contracts with retailers and failure to raise funds will
        require you to cease operations.

Risk Factors

General

4.   Your response to comment 4 of our letter dated October 1, 2008 indicates that you
        added a risk factor that alerts investors about the substantial increases in
        administrative costs that will be experienced after you become a public reporting
        company. We note that the risk factors section of the amended registration
        statement filed on December 24, 2008 does not include this new disclosure.
        Please revise.

There is substantial uncertainty about the ability of Global Club to continue…page 9

5.   Your response to comment 5 of our letter dated October 1, 2008 indicates that you
        disclosed the minimum dollar amount of funding required to conduct proposed
        operations for a minimum period of one year. We note that this disclosure is not
        included in the risk factors of the amended registration statement. We continue to
        believe that quantitative information regarding your financial requirements is
        necessary in the risk factor section in order to provide meaningful context for
        investors to assess the company's financial condition, the likelihood you will be
        able to pursue your business plan, and the risks associated with a "no minimum"
        offering structure. Please revise.

Description of Business, page 19

Competitive Advantages, page 22

6.   You continue to state that you plan to be "one of the most flexible in the market"
        and intend to offer "one of the broadest Reward Incentive Program", but do not
        provide support for a belief that such achievements are a reasonably obtainable
        objective by a company in your stage of development. Statements of this nature,
        if retained, should be accompanied by a reasonably complete discussion of events
        or circumstances that would preclude you from achieving the objective. Please
        limit the discussion of your expectations to conditions that you have a reasonable
        basis to believe can be achieved, and focus your disclosure on your current

competitive position in the industry and the competitive business conditions you face.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Capital Resources and Liquidity, page 36

7.   In response to comment 9 of our letter dated October 1, 2008, you identify $27,500 in costs related to becoming a public reporting company. You also disclose that the $90,000 that you may raise in the offering will allow you to operate for at least a year. We note that the Use of Proceeds section does not reflect the costs of $27,500. Please clarify whether the $90,000 you need to operate includes the costs of becoming a public company.

Undertakings, page 43

8.   We note that you still have not provided all the applicable undertakings required by Item 512 of Regulation S-K in response to comment 12 of our letter dated October 1, 2008. Specifically, it appears that the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. It also appears that you have not included all of the text in the undertakings required by Items 512(a)(1) and (h). Please revise.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile 206-260-0111
        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo